IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

----------------------------------------------------------x  Consolidated C.A.
                                                    :             No. 14623
                                                    :
IN RE FIRST INTERSTATE BANCORP    :     SECOND AMENDED AND
SHAREHOLDER LITIGATION            :     SUPPLEMENTAL CLASS
                                  :     ACTION COMPLAINT
                                                    :
----------------------------------------------------------x

                Plaintiffs allege upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:
THE PARTIES
                1. Plaintiffs are and have been at all relevant times, the owners of shares of the common stock of First Interstate Bancorp ("First Interstate" or the "Company") .
                2. First Interstate is a bank holding company organized and existing under the laws of the State of Delaware. First Interstate operates approximately 1,000 offices in 13 states. It has approximately 76 million shares of common stock issued and outstanding, held by approximately 25,000 shareholders of record. Its shares are traded on various stock exchanges, including the New York Stock Exchange.
                3. (a) Defendant Edward M. Carson ("Carson") is and was at all relevant times Chairman of the Board of Directors of First Interstate.
                        (b) Defendant William S. Randall ("Randall") is and was at all relevant times a Director and Executive Vice President and Chief Operating Officer of First Interstate.
                        (c) Defendant William E.B. Siart ("Siart") is and was at all relevant times a Director and President and Chief Executive Officer of First Interstate.
                        (d) Defendants John E. Bryson ("Bryson"), Jewel Plummer Cobb ("Cobb"), Ralph P. Davidson ("Davidson"), Myron Du Bain ("Du Bain"), Don C. Frisbee ("Frisbee"), George M. Keller ("Keller"), Thomas L. Lee ("Lee"), William
F. Miller ("Miller"), Steven B. Sample ("Sample"), Forrest N. Shumway ("Shumway"), Richard J. Stegemeier ("Stegemeier") and Daniel M. Tellep ("Tellep") (together with defendants Carson, Randall and Siart "the Individual Defendants") are and were at all relevant times directors of the Company.
                4. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of First Interstate and owe to plaintiffs and other members of the class (as hereinafter defined) the highest obligations of good faith, fair dealing and full and candid disclosure.
                5. Defendant First Bank System, Inc. ("First Bank") is a Delaware bank holding corporation headquartered in Minneapolis, Minnesota.
First Bank is named herein as an aider and abettor to the breaches of fiduciary duty alleged herein.
                6. Defendant Eleven Acquisition Corporation is a Delaware corporation formed by First Bank for the purpose of effecting the First Bank Merger (defined below).
                                CLASS ACTION ALLEGATIONS

                7. Plaintiffs bring this case on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of First Interstate, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein. Excluded from the class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
                8.  This action is properly maintainable as a class action.
                9.  The class is so numerous that joinder of all members is
impracticable.     There are approximately 25,000 stockholders of record located throughout the United States.
                10. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member, including whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and other members of the class.
                11. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of other members of the class and plaintiffs have the same interests as the other members of the class. Accordingly, plaintiffs are adequate representatives of the class and will fairly and adequately protect the interests of the class.
                12. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
                13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the class and, therefore, preliminary and final injunctive relief on behalf of the class as a whole is appropriate.

           BACKGROUND AND CLAIM FOR RELIEF

The Original Wells Fargo Proposal

                14. Wells Fargo & Company ("Wells Fargo") is a Delaware corporation with executive offices at 420 Montgomery Street, San Francisco,



California. Wells Fargo is a bank holding company with subsidiaries that perform commercial banking operations, investment advisory services, international and mortgage banking services, credit card services and other related financial activities.
                15.  Wells Fargo has long been interested in acquiring First
Interstate.   In February 1994, Wells Fargo offered to purchase the Company, which offer was rebuffed by First Interstate. However, Paul Hazen, Chairman of Wells Fargo, met with defendant Siart in or around the first two weeks of October, 1995 to discuss a possible transaction, and was once again rebuffed.
                16. On or about October 18, 1995, Wells Fargo announced in a press release that it had submitted an unsolicited merger proposal to First Interstate to acquire 100 percent of the Company's common stock (the "original
WF proposal").   Pursuant to the terms of the original WF proposal, First
Interstate shareholders would receive .625 of a share of Wells Fargo, representing a value of $133.50 for each First Interstate share based on the then-current trading price of Wells Fargo stock. The transaction, valued at approximately $10 billion, contemplated a merger of First Interstate and Wells Fargo into a new company.
                17. The reaction of the investment community to the original WF proposal was positive. Analysts noted that the proposal was nearly three times First Interstate's book value, and that most recent bank mergers were priced closer to 2 to 2-1/2 times book value. Analysts referred to the proposal as "a knockout bid" (Bert Ely, an Alexandria, Virginia banking consultant); an "excellent" potential combination (Jeff Simons of Mackay Shields Financial Corp., which owns 1.4 million Company shares); and a "super deal" (Paul McKey of Dean Witter Reynolds). It was further reported that Kohlberg Kravis Roberts & Co., which owns approximately 9% of the Company's stock, supported the original WF proposal.
                18. In response to Wells Fargo's announcement on October 18, 1995, the Co-mpany's stock price soared from $106 per share to over $140 per share. Additionally, the price of Wells Fargo stock increased immediately after the announcement of the original WF proposal approximately 7%, to $229 per share.

First Interstate's Response and The First Bank Merger
                19. In contrast to the positive reaction of the investment community, the Company promptly reacted negatively to the original WF proposal. On October 18, 1995, defendant Siart stated "I am deeply disappointed that Wells
Fargo would take this uninvited action."    Siart reportedly also stated that it
was in First Interstate's best interest to take six months to consider the Company's other options.
                20. Moreover, in response to Wells Fargo's offer to increase its proposal to .65 shares of Wells Fargo stock per First Interstate share, the First Interstate Board initiated an active bidding process seeking to sell First Interstate. First Interstate met and shared confidential information with at least three banks, including First Bank, Norwest Corporation and Banc One Corporation. However, in breach of fiduciary duties to First Interstate's public shareholders, the First Interstate Board wrongfully failed duly to explore, consider and evaluate the available alternatives, and to proceed in good faith to negotiate with respect to the alternatives to obtain the best transaction reasonably available for First Interstate shareholders.
                21. Nevertheless, less than three weeks later, on or about November 6, 1995, First Interstate announced that it had agreed to be acquired by First Bank ("First Bank Merger") in a transaction which would give the First Interstate stockholders lower consideration than in the original WF proposal. Pursuant to the terms of the First Bank Merger, First Bank will exchange 2.6 shares of its common stock for each First Interstate share of common stock, valuing the Company's stock at $129.68 per share, for a total value of $10.05 billion.
                22. Prior to November 6, 1995, Wells Fargo had offered to increase its offer to .65 shares of Wells Fargo common stock per First Interstate share. Based on the closing price of Wells Fargo common stock on November 3, 1995, the last trading date prior to announcement of the First Bank Merger, the .65 shares of Wells Fargo stock had an implied value of $137.96 per First Interstate share.
                23. In connection with the First Bank Merger, First Interstate and First Bank agreed to a $100 million termination fee in the event a third party offer were accepted by First Interstate. Moreover, as a condition to the First Bank Merger, First Interstate and First Bank entered into reciprocal stock option agreements as of November 5, 1995 pursuant to which First Interstate granted First Bank an option to purchase up to 15,073,106 shares of the Company's common stock at a price of $127.75 per share and First Bank granted First Interstate an option to purchase up to 25,829,983 shares of First Bank common stock at a price of $50.875 per share. First Bank could reap profits of as much as $100,000,000 from the option granted to it. As a consequence of the termination fee and option agreement, Wells Fargo or any other interested bidder might have to pay First Bank as much as $200,000,000 if the First Bank Merger were terminated.
                24. As a special enticement to the Individual Defendants to accept the First Bank Merger, First Bank agreed that the combined company would be called First Interstate and, although it would maintain principal offices in Minneapolis, its "core businesses" would be run from California, an obvious effort to placate First Interstate executives. Thus, the First Bank Merger assures that defendant Siart (who will be second in command in the combined company) and other First Interstate executives will maintain their positions and the valuable perquisites which flow therefrom. In addition, the Board of Directors of the combined entity will be evenly divided between First Bank and First Interstate directors. Not surprisingly, as a result, one analyst labeled the First Bank Merger as "a senior management job preservation act" for First Interstate executives.
                25. In addition, the Individual Defendants, in agreeing to the First Bank Merger, failed to effectively conduct a fair bidding contest for the sale of the Company. Indeed, they agreed to the First Bank Merger to thwart spirited bidding by Wells Fargo or anyone other than First Bank desirous of acquiring First Interstate in a value maximizing transaction. The Individual Defendants failed to take all steps to ensure that First Interstate's shareholders had the benefit of the most advantageous transaction, including but not limited to, failing to negotiate for Wells Fargo's highest and best offer. Moreover, it has been reported that other potential First Interstate bidders, including Norwest Corp. or Banc One Corp., might have offered a higher bid, but did not because of Siart's and the other Individual Defendants' requirements that First Interstate keep its name and California headquarters.
                26. In response to the announcement of the First Bank Merger, the prices of the common stock of both First Bank and First Interstate both declined.
                27. Executives at First Bank and First Interstate quickly sought to justify time attractiveness of the deal, asserting that the companies would be able to save $500 million in expense reductions through overlapping operations. However, the only overlap between the companies is in Montana, Colorado and Wyoming. If the First Bank Merger were consummated, elimination of this redundancy would generate a mere one-time $80 million in savings. In contrast, a merger between Wells Fargo and First Interstate would create dozens of duplicate branches, which, when eliminated, would contribute substantially to the $800 million cost cuts forecast by Wells Fargo.
                28. As announced, the consideration offered by the First Bank Merger on its face is lower than that offered even in the original WF proposal.
                29. Evidencing the fact that the Individual Defendants acted precipitously and recklessly in agreeing to the First Bank Merger with knowledge that other and higher bids were available, on or about November 13, 1995, Wells Fargo announced that it would commence a tender offer for First Interstate stock. Pursuant to the terms of its tender offer Wells Fargo will give First Interstate stockholders two-thirds of a share of Wells Fargo common stock for each First Interstate share. Based upon the closing price of Wells Fargo on November 10, 1995, the value of the exchange offer is $143.58 per First Interstate share, or approximately $10.9 billion in total.
                30. In addition, Wells Fargo announced that it intends to file preliminary proxy materials with the SEC in connection with the solicitation of First Interstate shareholders to vote against approval of the First Bank Merger, and announced that it will file with the SEC preliminary materials to solicit written consents from First Interstate stockholders to remove the First Interstate board and replace it with Wells Fargo nominees who are committed to removing any impediments to the consummation of the acquisition of First Interstate by Wells Fargo. Moreover, on November 13, 1995, Wells Fargo filed suit in this Court seeking declaratory and injunctive relief against First Interstate and its Board, and First Bank and Eleven Acquisition Corporation.
                31. First Interstate also has in place a shareholder rights plan (commonly known as a "poison pill") which makes an unwelcome takeover of the Company prohibitively expensive. The poison pill is triggered by the acquisition of 20% or more of First Interstate's common stock by a group or persons unfavored by First Interstate's management. The poison pills effects a fundamental shift of power from the shareholders of First Interstate to the Individual Defendants. The poison pill permits the Individual Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers which they disfavor through their power to redeem or to refuse to redeem the rights.
                32. Further, By-law 4(b) of First Interstate's By-laws require that notice of a nomination of a candidate for director "delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty days nor more than sixty days prior to the meeting. . . ". The By-law further states that "[o]nly persons who are nominated in accordance with [such] procedures shall be eligible for election as directors of [First Interstate]." The By-law wrongfully purports to restrict the power of First Interstate stockholders to act by written consent to elect or remove directors.
                33. This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defendants results in a heightened fiduciary duty on their part to consider, in good faith, a third-party bid, and further requires the Individual Defendants to pursue a third-party's interest in acquiring the Company and to negotiate in good faith on behalf of the Company's shareholders with a bidder such as Wells Fargo. In violation of their heightened fiduciary duties, the individual Defendants have used the poison pill to favor one bidder -- First Bank -- over another -- Wells Fargo. The First Bank Merger is exempt from the poison pill, whereas the poison pill still bars Wells Fargo from proceeding with its superior offer without the consent of the Individual Defendants.

                     CLAIM FOR RELIEF

                34. The Individual Defendants are obligated to carefully consider, in a timely fashion and on an informed basis, bona fide proposals from third parties to engage in transactions which will maximize value for First Interstate shareholders; not to place their own self-interests and personal considerations ahead of the interests of the public stockholders; and to make corporate decisions in good faith.
                35. The Individual Defendants' fiduciary obligations require them to:
                        (a) undertake an appropriate evaluation of all bona fide offers, and take appropriate steps to consider all potential bids for the Company or its assets or explore strategic alternatives, in order to maximize shareholder value;
                        (b) act independently, including appointing a disinterested committee so that the interests of First Interstate's public stockholders will be protected;
                        (c) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to the public stockholders of First Interstate;
                        (d) utilize the poison pill in a manner designed to maximize shareholder value; and
                        (e) avoid implementing any procedures which would impede the maximum bona fide offer for First Interstate.
                36. In effect, the Individual Defendants have initiated a process which has placed the Company up for sale, including initiating an active bidding contest seeking to sell the Company, obligating them to maximize shareholder value. Nevertheless, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in First Interstate, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a transaction. Because of such conflict of interest, the Individual Defendants have been and remain unable to represent the interests of First Interstate's public stockholders with the impartiality that their fiduciary duties require, nor have they been able to ensure that their conflicts of interest will be resolved in the best interests of First Interstate's public stockholders.
                37. By virtue of the acts and conduct alleged herein, the individual Defendants have breached their fiduciary duties owed to plaintiffs and other class members by carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial
interests at the expense of First Interstate's public shareholders.     The
Individual Defendants have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the class. The Individual Defendants' negative response to Wells Fargo, the hasty acceptance of the First Bank Merger which provides less consideration than the WF initial and amended proposals, and their failure to adequately consider other offers, was an uninformed knee-jerk reaction designed to advance their own interests and was made without adequate information as to what a third party would be prepared to offer in a fully negotiated transaction.
                38. The Individual Defendants have refused to take the steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of First Interstate common stock. The Individual Defendants' agreement to the inferior First Bank Merger rather than meaningfully responding to Wells Fargo's proposals or pursuing a value maximizing transaction with other bona fide companies is clearly the result of a desire by the Individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.
                39. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to First Interstate's stockholders.
                40. Defendants First Bank and Eleven Acquisition Corporation have knowingly and substantially participated in and are benefiting by breaches of fiduciary duties by the Individual Defendants and, therefore, are liable as aided and abettors thereof. Indeed the First Bank Merger could not proceed without the willing and active participation of First Bank and Eleven Acquisition Corporation.
                41. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class and/or aid and abet such breaches in order to benefit themselves at the expense and to the irreparable harm of the Class.
                42. Plaintiffs and the other members of the Class have no adequate remedy at law.

                WHEREFORE, plaintiffs demand judgment as follows:
                1.  declaring this to be a proper class action;
                2. enjoining the First Bank Merger until all value maximizing alternatives are fully explored;
                3. in the event the First Bank Merger is consummated, rescinding it or awarding rescissory damages to the class;
                4. declaring null and void the termination fee and stock option agreements in the First Bank Merger agreement and bylaw 4(b) to the extent it obstructs shareholders action by written consent;
                5. ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by:
                        (a) cooperating fully with any person or entity having a bona fide interest in proposing a transaction which would maximize shareholder value;
                        (b) undertaking an appropriate evaluation of First Interstate's worth as a merger/acquisition candidate;
                        (c) taking all appropriate steps to enhance First Interstate's value and attractiveness as a merger/acquisition candidate;
                        (d) taking all appropriate steps to effectively expose First Interstate to the marketplace in an effort to create an active auction for First Interstate;
                        (e) acting independently so that the interests of First Interstate's public stockholders will be protected; and
                        (f) adequately ensuring that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, ensuring that all conflicts are resolved in the best interests of First Interstate's public stockholders;
                6. ordering defendants, jointly and severally, to account to plaintiffs and the other members of the Class for all damages suffered and to be suffered by then as a result of the wrongs complained of herein;
                7. directing the Individual Defendants to employ the poison pill in a manner consistent with maximizing shareholder value;
                8. awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs attorneys' and experts' fees; and
                9. granting such other and further relief as this Court may deem to be just and proper.
                                        CHIMICLES, JACOBSEN  &  TIKELLIS


                                        -------------------------------
                                        Pamela S. Tikellis
                                        James C. Strum
                                        Robert J. Kriner, Jr.
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, DE  19899
                                        (302) 656-2500




                                        Co-Lead and Co-Liaison
                                        Counsel for Plaintiffs

                                        ROSENTHAL MONHAIT GROSS
                                                & GODDESS, P.A.


                                        -------------------------------
                                        Joseph A. Rosenthal
                                        First Federal Plaza
                                        Suite 214
                                        Box 1070
                                        Wilmington, DE  19899
                                        (302) 656-4433

                                        Co-Liaison Counsel for Plaintiffs


OF COUNSEL:

ABBEY & ELLIS
212 East 39th Street
New York, New York  10016
(212) 889-3700

GOODKIND LABATON RUDOFF
  & SUCHAROW LLP
100 Park Avenue
New York,  New York  10017
(212) 907-0700

BERNSTEIN LIEBHARD & LIPSHITZ
274 Madison Avenue
New York, New York  10016
(212) 779-1414

FARQUI & FARQUI
415 Madison Avenue
New York,  New York 10017
(212) 779-1414

CHARLES PIVEN, ESQUIRE
The Legg Mason Tower
Suite 2700
Baltimore, MD  21202

ROBERT C. SUSSER, P.C.
6 East 43rd  Street
New York,  New York  10017
(212) 808-0298

WECHSLER  HARWOOD  HALEBIAN
  & FEFFER, LLP
805 Third Avenue
New York,  New York  10022